Exhibit 21
subsidiaries of agilysys, inc.

State or jurisdiction of
Subsidiaries of Agilysys, Inc.	organization or incorporation

Agilysys, Inc.	Ohio
Agilysys Canada Inc.	Ontario
Agilysys NV, LLC	Delaware
The Dickens Services Group, A Pioneer-Standard company, LLC	Delaware
Aprisa, Inc.	Delaware
Aprisa Holdings, LLC	Delaware
Agilysys CH Limited	Hong Kong
Agilysys Information Services Limited	China
Agilysys Hong Kong Limited	Hong Kong
Agilysys MC Limited	Macau

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